SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15a-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated

December 22, 2021

Partner Communications Company Ltd.
(Translation of Registrant’s Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha’ayin 48103
Israel

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒  Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐  No ☒

(If “Yes” is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-               )

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on December 4, 2002 (Registration No. 333-101652), September 5, 2006 (Registration No. 333-137102), September 11, 2008 (Registration No. 333-153419), August 17, 2015 (Registration No. 333-206420), November 12, 2015 (Registration No. 333-207946), March 14, 2016 (Registration No. 333-210151) and on December 27, 2017 (Registration No. 333-222294), November 21, 2018 (Registration No. 333-228502)

Enclosure: PARTNER COMMUNICATIONS REPORTS FILLING A SHELF OFFERING MEMORANDUM FOR THE ISSUANCE OF DEBENTURES IN ISRAEL

PARTNER COMMUNICATIONS REPORTS FILLING A SHELF OFFERING
MEMORANDUM FOR THE ISSUANCE OF DEBENTURES IN ISRAEL

ROSH HA'AYIN, Israel, December 22, 2021- Partner Communications Company Ltd. ("Partner" or "the Company") (NASDAQ and TASE: PTNR), a leading Israeli communications operator, reports that following its report dated November 29, 2021, with respect to the Company considering issuance of debentures solely in Israel by way of a new series of debentures, and following its report dated December 21, 2021, with respect to a tender for classified investors that was held for the issuance of a new series of Debentures (Series H) of the Company (hereinafter: "the Debentures"), the Company published today in Israel a shelf offering memorandum for the issuance and listing of the Debentures in a total amount of up to NIS 198,407,000 with the Tel Aviv Stock Exchange (hereinafter: "the Shelf Offering Memorandum").

The period for the submission of orders for the purchase of the Debentures being offered to the public in Israel will be opened on December 23, 2021, at 9:00 and will be closed on the same day at 16:30.

The Company attached to the Shelf Offering Memorandum, inter alia, an updated disclosure regarding the Company’s Risks Factors attached as Exhibit A to this report and Summary of the Financial Statements of the Company as of September 30, 2021 attached as Exhibit B to this report.

This report does not constitute an offer for sale of, or a solicitation of an offer to purchase or subscribe for, any securities in the United States. The securities referred to herein have not been, and will not be, registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), and may not be offered or sold in the United States absent an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and in compliance with any applicable securities laws of any state or other jurisdiction of the United States. There will be no offering of the securities in the United States.

About Partner Communications
Partner Communications Company Ltd. ("Partner") is a leading Israeli provider of telecommunications services (cellular, fixed-line telephony, internet and television services). Partner’s ADSs are quoted on the NASDAQ Global Select Market™ and its shares are traded on the Tel Aviv Stock Exchange (NASDAQ and TASE: PTNR).

For more information about Partner see:
http://www.partner.co.il/en/Investors-Relations/lobby/

Contacts:

Mr. Tamir Amar Deputy CEO & Chief Financial Officer Tel: +972-54-781-4951	Mr. Amir Adar Head of Investor Relations & Corporate Projects Tel: +972-54-781-5051 Email: investors@partner.co.il

2

Exhibit A

1.	Risk Factors

Investing in our Company's securities involves a high degree of risk. See “Risk Factors” in Section 3.5 of the shelf prospectus filed with the ISA on July 27, 2021, (the “Shelf Prospectus”) and in Item 3.D in the Company’s Annual Report for 2020 on Form 20-F.

We believe that the occurrence of any one or some combination of the following factors could have a material adverse effect on the Offered Securities.

You should read these risk factors in conjunction with the detailed discussion of risk factors starting on page 10 in our 2020 20-F, and those identified in our future filings with the SEC and the ISA, incorporated herein by reference. Additional risk factors not presently known to us or that we currently deem immaterial may also impair our business operations.

Capitalized terms used in this Section 0 without definition shall have the meanings assigned to such terms in the Company’s 2020 20-F.

Risks Related to the Offered Securities and the Offering

Our Debentures will be unsecured and will be effectively subordinated to our existing and future secured indebtedness.

Although our Series H Debentures include undertakings not to pledge all of our assets, subject to certain conditions described in the Indenture, our Debentures will be unsecured and will be effectively subordinated to any existing and future secured borrowings we may have. Therefore, the rights of our creditors, including the holders of the Debentures, to participate in our assets upon liquidation or reorganization will be subject to the prior claims of our secured creditors.

We may not be able to generate sufficient cash flow to make payments under the Debentures.

Our ability to pay principal and interest on our borrowings (as also discussed under the risk factor entitled “Our level of indebtedness could adversely affect our business, profits and liquidity. Furthermore, difficulties in generating sustainable cash flow may impair our ability to repay our debt and reduce the level of indebtedness” in Item 3D.2h of our 2020 20-F), including on the Debentures being offered by this shelf offering report, will depend on our ability to generate cash in the future. This, to a certain extent, depends on general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control.

Should there be a significant change in any of these factors, we cannot assure you that our business will generate sufficient cash flow from operations, or that future borrowings will be available to us, in an amount sufficient to enable us to pay principal and interest on our debt or to fund our other liquidity needs. As a result of substantial and continuing changes in our regulatory and business environment, our operating financial results, profitability and cash flows have remained at relatively low levels in recent years. Profit for the nine month period ended September 30, 2021 total NIS 38 million, compared with profit of NIS 12 million for the nine month period ended September 30, 2020. Adjusted Free Cash Flow for the nine month period ended September 30, 2021 total NIS 36 million, compared with Adjusted Free Cash Flow of total NIS 75 million for the nine month period ended September 30, 2020. The principal factor leading to the relatively low profit levels in recent years has been the intense competition resulting largely from regulatory developments intended to enhance competition in the Israeli communications market.

Competition resulting from the bundled service offerings by other communications groups and additional entrants into the communications market, as well as other actual and potential changes in the competitive environment and communications technologies, could further adversely affect our business and results of operations. Further significant declines in operating financial results would likely increase the need for alternative sources of liquidity. If we are unable to generate sufficient cash flow to make payments on the Debentures or our other borrowings, we will have to pursue one or more alternatives, such as reducing our operating expenses, reducing or delaying capital expenditures, refinancing the Debentures or such other borrowings, or raising equity. We cannot assure you that any of these alternatives could be accomplished on satisfactory terms or that they would yield sufficient funds to repay the Debentures and our other borrowings.

Although we expect to list the Debentures on the TASE, there are restrictions on your ability to transfer or resell the Debentures in the United States without registration under applicable U.S. federal and state securities laws.

The Debentures have not been, and will not be, registered under the U.S. Securities Act or the securities laws of any state or any other jurisdiction in the United States and, unless so registered, may not be offered or sold in the United States, except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the U.S. Securities Act and the applicable securities laws of any state or any other jurisdiction. It is the obligation of holders of the Debentures to ensure that their offers and sales of the Debentures within the United States and other countries comply with applicable securities laws.

A downgrade, suspension or withdrawal of the rating assigned by a rating agency to the Debentures could cause the liquidity or market value of the Debentures to decline significantly.

Maalot S&P Global Ratings Ltd., an Israeli rating agency, assigned a preliminary rating of ilA+ for this Debenture offering in an amount of up to NIS 198,407,000. We cannot assure you that this rating will remain for any given period of time or that the rating will not be revised, lowered or withdrawn entirely by Maalot S&P Global Ratings Ltd. or any other rating agency if in such rating agency’s judgment future circumstances relating to the basis of the rating, such as adverse changes in our business, so warrant, and a security rating is not a recommendation to buy, sell or hold securities. In July 2015, the rating of our debentures was downgraded. For more information, see the risk factor entitled "Our level of indebtedness could adversely affect our business, profits and liquidity. Furthermore, difficulties in generating sustainable cash flow may impair our ability to repay our debt and reduce the level of indebtedness" in Item 3D.2h of our 2020 20-F and "Item 5. Operating and Financial Review and Prospects – 5B. Liquidity and Capital Resources" in our 2020 20-F.

Risks Relating to the Regulation of Our Industry

If the structural separation provisions which apply to Bezeq are not enforced or are removed (in part or in whole) before we have established ourselves in the fixed-line and TV markets, this would adversely affect our business and results of operations.

Bezeq-The Israel Telecommunication Corp., Ltd. ("Bezeq") owns and operates the largest fixed-line infrastructure in Israel, and is also one of the largest providers of mobile telephone, internet connection, and other telecommunications services, such as television. Bezeq’s license provides that it maintain structural separation between itself and its subsidiaries (Pelephone, DBS broadcasting and Bezeq International). This requires, inter alia, that Bezeq keep its management, assets and employees fully segregated from those of its subsidiaries.

On June 30, 2020, the Ministry of Communications ("MoC") published the report of the inter-departmental team (“the Team”) tasked with examining the structural separation provisions applicable to the Bezeq and Hot Telecom LP ("HOT Telecom") groups. The Team found that the time is not yet ripe for the total removal of structural separation provisions in the Bezeq group. The Team’s MoC members stated that the current provisions applicable to Bezeq have been effective thus far and cancelling them would severely harm competition and the welfare of consumers.

However, the Team found that it is possible to make certain changes in the overall regulation that could potentially improve the service provided to the public and which will influence the structural separation provision applicable to Bezeq. Within this scope, the Team has recommended that the Minister of Communications consider changing the current separation in Israel between the infrastructure service and ISP service.

Following this recommendation, the MoC published a hearing regarding a reform in the structure of the Internet market. The hearing was aimed at ending the separation between the infrastructure service and the ISP service, thus allowing Bezeq and Hot Telecom to market a unified product (comprised of both infrastructure and ISP components). The Company filed its position in this hearing.

In June 2021 the MoC published its decision in this hearing. It its decision, the MoC outlined a process for ending the split of the Internet market into two tiers and allowing Bezeq and Hot Telecom to market a unified product, while ensuring that Bezeq and Hot provide the wholesale Internet service at non-discriminatory terms (in relation to the retail Internet services provided by Bezeq and Hot). The decision lays out several stages for implementation, as follows:

•
Bezeq and Hot Telecom are to submit an agreement containing Key Performance Indicators (“KPIs”) and agreed compensation provisions with an access seeker (an ISP licensee with at least 10,000 active subscribers in the wholesale market;(

•
On the 19th of September, 2021 the MoC announced that the agreement submitted by Bezeq (after the MoC has made several alterations to its terms) is reasonable and therefore is approved as a binding "shelf offer" which will apply to all access seekers. In this announcement the MoC also informed that a separate announcement will be made in relation to the process regarding Hot Telecom (no such announcement has been made to date);

•
From the 20th of September 2021 until the 20th of December 2021 a "calibration stage" will apply, during which Bezeq and access seekers shall report on the KPIs on a monthly basis. The MoC may choose to extend the calibration period by an additional three months;

•	At the end of the calibration period, a "preparation stage" of three months will apply during which the agreed compensation mechanism will be first implemented (alongside the KPIs ;(

•
On 20th of March 2022 (if any of the previous stages have not been extended), Bezeq will be allowed to market a unified product (comprised of both infrastructure and ISP components) to household subscribers (the “Effective Date").

From the Effective Date onwards, all new subscribers (and any existing subscribers who wish to alter their existing service) may only be offered a unified product. This decision does not apply to the business sector, where the split between the infrastructure services and ISP service shall remain. At this stage, the Company is unable to evaluate the impact of the decision on the Company's business, among others, in view of the dependence on the results of the calibration stage and the enforcement of the KPIs and compensation mechanisms by the MoC.

If the MoC allows Bezeq itself to market a unified service (as opposed to such marketing by its subsidiaries), it may be able to offer bundled services more effectively than we, and thereby gain a competitive advantage which could adversely affect our results of operations.

Furthermore, if the MoC removes the structural separation provisions applicable to Bezeq altogether, before we have firmly established ourselves in the fixed-line telecommunications services market (in both fixed-line telephony, passive infrastructures and broadband) and the multi-channel TV market, Bezeq may be able to offer bundled services more effectively than we, and thereby gain a competitive advantage which could adversely affect our results of operations.

The current structural separation provisions also require Bezeq to equally market all ISPs (internet service providers) when selling service bundles which include its infrastructure services and ISP services. Bezeq has failed to provide the relevant ISPs with the customer information required to continue service provision once Bezeq stops billing for the ISPs (after the first year of the bundle). If the MoC fails to enforce its decisions on this matter, this may adversely affect our results of operations.

The Ministry of Communications has published a hearing outlining its intention to reduce, and ultimately cancel, interconnection charges, which would negatively affect our income.

On the 13th of September 2021, the MoC published a hearing outlining its intention to gradually reduce interconnection tariffs (for both mobile and fixed line calls) over a period of three years, after which interconnection payments will be cancelled and each operator will bear its own costs for calls terminating on its network (a "bill and keep" regime).

The Company filed its position regarding this hearing and argued against the change to the current tariff regime and against the suggested reduction timeline. The Company’s results of operation may be negatively affected by the results of this hearing.

Risks Relating to Our Business Operations

As a result of substantial and continuing changes in our regulatory and business environment, our operating financial results, profitability and cash flows have remained at relatively low levels in recent years. Our operating financial results may decline further in the future, which may adversely affect our financial condition.

Profit for the nine-month period ended September 30, 2021 total NIS 38 million, compared with profit of NIS 12 million for the nine month period ended September 30, 2020, the increase largely reflecting the impact of the COVID-19 crisis on the results for 2020. Adjusted Free Cash Flow for the nine-month period ended September 30, 2021 total NIS 36 million, compared with Adjusted Free Cash Flow of NIS 75 million for the nine month period ended September 30, 2020. The principal factor leading to the relatively low profit levels in recent years has been the intense competition resulting largely from regulatory developments intended to enhance competition in the Israeli communications market.

Because the regulatory and business environment continues to evolve, generally with the objective of further increasing competition in the various markets in which we operate, depending on past and future regulatory and market developments, these factors may continue to negatively impact our business through 2022 and beyond, which may adversely affect our financial condition by, among other things, increasing the risk of a substantial impairment in the value of our telecommunications assets. See also “Item 5D.2 Outlook” in the Company’s 2020 20-F.

The Coronavirus ("COVID-19") crisis had a material harmful effect on the Company's business in 2020 and in the nine-month period ended September 30, 2021. As of the date of this report, revenues from roaming services continue to be significantly restrained. Should trends continue or worsen, this may have a material harmful effect on our results of operations and financial position for 2022.

As for other communications companies in Israel and around the world, the novel COVID-19 disease had a harmful effect on the Company's business from March 2020 due in particular to the significant fall in the volume of international travel by our customers which caused a very significant decrease in revenues from roaming services. In addition, the closure of shopping malls for limited periods during 2020 and changes in general consumer behavior negatively affected the volume of sales of equipment and the increase in the number of people working from home caused increases in internet traffic and in demand for customer services. The net impact on the Company's results for the year 2020 was material but was partially mitigated by a set of measures implemented by the Company, including cutting costs in a number of areas and temporarily reducing the workforce by sending a significant number of employees on temporary unpaid leave during the year and by an increase in other revenue streams, in particular in the fixed-line market.

Beginning in the first quarter of 2021, shopping malls reopened and the extent of general domestic economic activity largely returned to levels experienced prior to the COVID-19 crisis. Regarding roaming services, revenues from roaming services began to moderately increase in the second quarter of 2021 as a result of a moderate increase in the volume of international travel by the Company’s customers. In the third quarter of 2021, revenues from roaming services increased further, largely reflecting the seasonal impact of the summer and Jewish holiday period. However, as of the date of this report, revenues from roaming services continue to be significantly restrained by the COVID-19 crisis worldwide.

In addition, as part of the overall trend in the labor market, we have experienced a labor shortage due to difficulty in recruiting new employees as well as increased turnover rates within our employee base, whether caused by COVID-19 or as a result of general macroeconomic factors. If this trend continues, and we are unable to hire and retain employees, or if mitigation measures we may take to respond to a decrease in labor availability do not succeed, our business could be adversely affected.

Based on recent experience in several countries, a sharp spike in the number of affected persons may occur without warning, and the ultimate extent of the disease’s spread cannot be foreseen. As a result, the final impact of the disease on our results of operations and financial position cannot be assessed at this time.

Our level of indebtedness could adversely affect our business, profits and liquidity. Furthermore, difficulties in generating sustainable cash flow may impair our ability to repay our debt and reduce the level of indebtedness.

As of September 30, 2021, total borrowings and notes payables amounted to NIS 1,453 million, compared to NIS 1,595 million as of December 31, 2020. See also “Item 5B.4 Total net financial debt” in the Company’s 2020 20-F. The terms of the Company’s borrowings and notes payable require the Company to comply with financial covenants and other stipulations for existing borrowings. The existing borrowing agreements allow the lenders to demand an immediate repayment of the borrowings in certain events (events of default), including, among others, a material adverse change in the Company’s business and non-compliance with the financial covenants set in those agreements. These events of default include non-compliance with the financial covenants, as well as other customary terms. See “Item 5B.2 Long-Term Borrowings” in the Company’s 2020 20-F.

In addition, our need for cash to service our substantial existing debt may in the future restrict our ability to continue offering long-term installment plans to promote sales of equipment. As a result, our ability to continue benefiting from one of the current contributors to total Company profits may be limited. (See also “ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS” and specifically “Item 5D.2 Outlook” in the Company’s 2020 20-F).

Our indebtedness could also adversely affect our financial condition and profitability by, among other things:

•          requiring us to dedicate a substantial portion of our cash flow from operations to service our debt, thereby reducing the funds available for financing ongoing operating expenses and future business development;

•          limiting our flexibility in planning for, or reacting to, changes in our industry and business as well as in the economy generally;

•          increasing the likelihood of a downgrade in the rating of our notes by the rating company;

•          increasing the risk of a substantial impairment in the value of our communications assets; and

•          limiting our ability to obtain the additional financing we may need to serve our debt, operate, develop and expand our business on acceptable terms or at all.

If our financial condition is affected to such an extent that our future cash flows are not sufficient to allow us to pay principal and interest on our debt, we might not be able to satisfy our financial and other covenants, and may be required to refinance all or part of our existing debt, use existing cash balances or issue additional equity or other securities. We cannot be sure that we will be able to do so on commercially reasonable terms, if at all.

Risks Related to Our Principal Shareholder

Approximately 27.1% of our issued and outstanding shares and voting rights are held by a receiver (under Israeli law).

On November 12, 2019, the District Court of Tel Aviv ("the Court") issued a court order ("the Court Order") under which attorney Ehud Sol (the “Receiver") was appointed as receiver for 49,862,800 of the Company's shares, representing as of December 1, 2021, approximately 27.1% of our issued and outstanding share capital and the largest block of shares held by a single shareholder. The shares (the “Pledged Shares”) had been purchased by S.B. Israel Telecom Ltd. ("S.B. Israel Telecom") from Advent Investments Pte Ltd (“Advent”) in 2013; in connection with the purchase, S.B. Israel Telecom assumed certain debt owed to Advent, and agreed that such debt would be secured by, among other things, the Pledged Shares. S.B. Israel Telecom defaulted on the payment, and on November 11, 2019, consented to enforcement and foreclosure proceedings with respect to the Pledged Shares.

 The Court Order was issued due to an application filed by Advent ("Advent's Application") and granted the Receiver substantial rights related to the Pledged Shares, including the right to participate in our shareholders’ meetings, to vote the Pledged Shares, to receive dividends, and any contractual right related to the Pledged Shares, although as noted below, the Receiver may not sell or transfer the Pledged Shares without the Court’s approval. Without derogating from those rights of the Receiver, S.B. Israel Telecom remains the holder of legal title to the Pledged Shares. On December 9, 2019, the Ministry of Communications granted, within its powers, a permit to the Receiver to exercise means of control of the Company by himself. As a result, the Receiver has the power to substantially influence the nomination of the Company’s Board of Directors and to play a preponderant if not decisive role in other decisions taken at meetings of our shareholders. The Receiver is expected to hold such rights until the Pledged Shares are sold or transferred to Advent, actions that would require the Court’s approval according to the Court Order and Advent's Application. S.B. Israel Telecom has agreed that it would not raise an objection to such a transfer to Advent if it occurred within 9 months of November 11, 2019, the date of its consent; On December 9, 2020, Advent submitted an application to exercise means of control of the Company, but to the best of our knowledge, such application has not yet been answered.

On November 24, 2021, the Receiver, notified S.B. Israel Telecom and the Company (the “Notice”), that he received on said date an offer to purchase the Pledged Shares from a group of parties led by the Phoenix group, Mr. Avi Gabbay and Mr. Shlomo Rodav (the “Offeror”), on an “as is” basis, in consideration for US $ 300,000,000 (the “Offer) and that he supports the Offer and will apply to the Tel Aviv District Court in front of which the receivership proceedings are being conducted (the “Court”) for its approval. Such request for approval has been submitted to the Court on November 28, 2021. Additionally, the holders of the fixed rate secured notes of S.B. Israel Telecom have informed the Receiver that they support the Offer.

According to the Notice, several Israeli institutional investors are joining the Offeror, and their payment commitments under the Offer are backed by a guarantee of entities in the Phoenix group.

The Notice states that the Offer includes customary closing conditions, including approval of the transaction by the Court and by the Ministry of Communications and the Competition Authority, and must close within 120 days of the date of the Court approval, with the Offeror having an option to extend by an additional 30 days, otherwise the transaction will terminate.

On December 14, 2021, the Court granted an approval in principal, effective as of December 15, 2021, for the purchase of the Shares by the Offeror, in consideration for the Offer.

The Court’s approval was subject to no other offer equal in value to that of the Offeror together with the required guarantee, to the satisfaction of the permanent receiver, being submitted by December 15, 2021. No such other offer has been submitted and therefore the Court’s approval became effective as of December 15, 2021. The Offer includes other customary closing conditions which have not been met yet.

The Receiver is to exercise the rights associated with the Pledged Shares based on its judgment and subject to the Court’s orders and approvals. Neither the Receiver nor Advent, as applicable, is obligated to provide us with financial support or to exercise its rights as a shareholder in our best interests or in the best interests of our other shareholders and noteholders, and it may engage in activities that conflict with such interests. If the interests of the Receiver or Advent, as applicable, conflict with the interests of our other shareholders and noteholders, those shareholders and noteholders could be disadvantaged by the actions that it may pursue. However, the Receiver or Advent, as applicable, are subject to the fairness duty of a controlling shareholder under the Israeli Companies Law, and, in the context of related party transactions, to vote for the approval of transactions which are in favor of the Company.

Exhibit B

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AT SEPTEMBER 30, 2021
(Unaudited)

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
INTERIM CONDEDNSED CONSOLIDATED FINANCIAL STATEMENTS AT SEPTEMBER 30, 2021
(Unaudited)

TABLE OF CONTENTS

Page
INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
Interim condensed consolidated statements of financial position	F-2 - F-3
Interim condensed consolidated statements of income	F-4
Interim condensed consolidated statements of comprehensive income	F-5
Interim condensed consolidated statements of changes in equity	F-6 - F-7
Interim condensed consolidated statements of cash flows	F-8 - F-9
Notes to interim condensed consolidated financial statements	F-10 - F-22

PARTNER COMMUNICATIONS COMPANY LTD.
 (An Israeli Corporation)
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	New Israeli Shekels		Convenience translation into U.S. Dollars (note 2a)
	December 31,	September 30,	September 30,
	2020	2021	2021
	(Audited)	(Unaudited)	(Unaudited)
	In millions
CURRENT ASSETS
Cash and cash equivalents	376	270	84
Short-term deposits	411	521	161
Trade receivables	560	568	176
Other receivables and prepaid expenses	46	38	12
Deferred expenses – right of use	26	27	8
Inventories	77	91	28
	1,496	1,515	469

NON CURRENT ASSETS
Long-term deposits	155
Trade receivables	232	242	75
Deferred expenses – right of use	118	136	42
Lease – right of use	663	691	214
Property and equipment	1,495	1,533	475
Intangible and other assets	521	484	150
Goodwill	407	407	126
Deferred income tax asset	29	17	5
Other non-current receivables	9	36	11
	3,629	3,546	1,098

TOTAL ASSETS	5,125	5,061	1,567

Date of approval of the interim condensed financial statements by the Company’s board of directors: November 28, 2021.

Avi Zvi	Tamir Amar
Chief Executive Officer	Deputy CEO & Chief Financial Officer

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	New Israeli Shekels		Convenience translation into U.S. Dollars (note 2a)
	December 31,	September 30,	September 30,
	2020	2021	2021
	(Audited)	(Unaudited)	(Unaudited)
	In millions
CURRENT LIABILITIES
Current maturities of notes payable and borrowings	290	377	117
Trade payables	666	653	202
Payables in respect of employees	58	79	24
Other payables (mainly institutions)	29	59	18
Income tax payable	27	33	10
Current maturities of lease liabilities	120	128	40
Deferred revenues from HOT mobile	31	32	10
Other deferred revenues	100	114	35
Provisions	13	18	6
	1,334	1,493	462
NON CURRENT LIABILITIES
Notes payable	1,219	1,029	319
Borrowings from banks	86	47	15
Financial liability at fair value	4
Liability for employee rights upon retirement, net	42	45	14
Lease liabilities	582	596	185
Deferred revenues from HOT mobile	71	47	14
Provisions and other non-current liabilities	64	35	10
	2,068	1,799	557

TOTAL LIABILITIES	3,402	3,292	1,019

EQUITY
Share capital - ordinary shares of NIS 0.01 par value: authorized - December 31, 2020 and September 30, 2021 - 235,000,000 shares; issued and outstanding - December 31, 2020 – *182,826,973 shares September 30, 2021 – -*183,234,366 shares	2	2	1

Capital surplus	1,311	1,279	396
Accumulated retained earnings	606	652	202
Treasury shares, at cost December 31, 2020 – **7,741,784 shares September 30, 2021 – *-*7,337,759 shares	(196)	(164)	(51)
TOTAL EQUITY	1,723	1,769	548
TOTAL LIABILITIES AND EQUITY	5,125	5,061	1,567

*  Net of treasury shares
** Including restricted shares in amount of 1,008,735 and 1,082,150 as of December 31, 2020 and September 30, 2021, respectively, held by a trustee under the Company's Equity Incentive Plan, such shares may become outstanding upon completion of vesting conditions.

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF INCOME

	New Israeli shekels				Convenience translation into U.S. dollars (note 2a)
	9 months period ended September 30,		3 months period ended September 30,		9 months period ended September 30,	3 months period ended September 30,
	2020	2021	2020	2021	2021	2021
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	In millions (except per share data)
Revenues, net	2,381	2,510	800	837	777	259
Cost of revenues	1,985	2,054	677	667	636	206
Gross profit	396	456	123	170	141	53

Selling and marketing expenses	212	238	72	81	74	25
General and administrative expenses	129	132	39	46	41	15
Other income, net	21	21	8	6	7	2
Operating profit	76	107	20	49	33	15
Finance income	4	5	1	2	2	1
Finance expenses	60	55	25	17	17	6
Finance costs, net	56	50	24	15	15	5
Profit (loss) before income tax	20	57	(4)	34	18	10
Income tax expenses	8	19	1	10	6	3
Profit (loss) for the period	12	38	(5)	24	12	7

Earnings (losses) per share
Basic	0.06	0.21	(0.03)	0.13	0.06	0.04
Diluted	0.06	0.21	(0.03)	0.13	0.06	0.04
Weighted average number of shares outstanding (in thousands)
Basic	182,183	183,145	182,688	183,212	183,145	183,212
Diluted	182,839	183,739	182,688	183,770	183,739	183,770

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
INTERIM CONDENSED CONSOLIDATED STATEMENTS
OF COMPREHENSIVE INCOME

	New Israeli shekels				Convenience translation into U.S. dollars (note 2a)
	9 months period ended September 30,		3 months period ended September 30,		9 months period ended September 30,	3 months period ended September 30,
	2020	2021	2020	2021	2021	2021
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	In millions
Profit (loss) for the period	12	38	(5)	24	12	7
Other comprehensive income for the period, net of income tax	1
TOTAL COMPREHENSIVE INCOME (LOSS) FOR THE PERIOD	13	38	(5)	24	12	7

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Attributable to owners of the Company
	Share capital		Capital surplus	Accumulated earnings	Treasury shares	Total equity
	Number of Shares*	Amount
		( In millions )
New Israeli Shekels:
BALANCE AT JANUARY 1, 2021 (audited)	182,826,973	2	1,311	606	(196)	1,723
CHANGES DURING THE 9 MONTHS ENDED
SEPTEMBER 30, 2021 (unaudited):
Profit for the period				38		38
Exercise of options and vesting of restricted shares granted to employees	407,393		(32)		32
Employee share-based compensation expenses				8		8
BALANCE AT SEPTEMBER 30, 2021 (unaudited)	183,234,366	2	1,279	652	(164)	1,769

Convenience translation into U.S. Dollars (note 2a):
BALANCE AT JANUARY 1, 2021 (audited)	182,826,973	1	406	188	(61)	534
CHANGES DURING THE 9 MONTHS ENDED
SEPTEMBER 30, 2021 (unaudited):
Profit for the period				12		12
Exercise of options and vesting of restricted shares granted to employees	407,393		(10)		10
Employee share-based compensation expenses				2		2
BALANCE AT SEPTEMBER 30, 2021 (unaudited)	183,234,366	1	396	202	(51)	548

*   Net of treasury shares.

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Attributable to owners of the Company
	Share capital		Capital surplus	Accumulated earnings	Treasury shares	Total equity
	Number of Shares*	Amount
		( I n millions )
New Israeli Shekels:
BALANCE AT JANUARY 1, 2020 (audited)	162,915,990	2	1,077	576	(238)	1,417
CHANGES DURING THE 9 MONTHS ENDED
SEPTEMBER 30, 2020 (unaudited):
Profit for the period				12		12
Other comprehensive income for the period, net of income taxes				1		1
Shares issued	19,330,183		276			276
Exercise of options and vesting of restricted shares granted to employees	490,140		(38)		38
Employee share-based compensation expenses				8		8
BALANCE AT SEPTEMBER 30, 2020 (unaudited)	182,736,313	2	1,315	597	(200)	1,714

* Net of treasury shares.

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	New Israeli Shekels		Convenience translation into U.S. Dollars (note 2a)
	9 months period ended September 30,
	2020	2021	2021
	(Unaudited)	(Unaudited)	(Unaudited)
	In millions
CASH FLOWS FROM OPERATING ACTIVITIES:
Cash generated from operations (Appendix)	605	612	189
Income tax paid	(1)	(1)	*
Net cash provided by operating activities	604	611	189

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of property and equipment	(293)	(344)	(107)
Acquisition of intangible and other assets	(124)	(116)	(36)
Proceeds from (investment in) deposits, net	(106)	45	14
Interest received	3	1	*
Net cash used in investing activities	(520)	(414)	(129)

CASH FLOWS FROM FINANCING ACTIVITIES:
Lease principal payments	(102)	(102)	(31)
Lease interest payments	(13)	(14)	(4)
Interest paid	(42)	(43)	(13)
Share issuance	276	*	*
Proceeds from issuance of notes payable, net of issuance costs	412	23	7
Repayment of notes payable	(510)	(128)	(39)
Repayment of non-current borrowings	(39)	(39)	(12)
Settlement of contingent consideration	(1)	*	*
Net cash used in financing activities	(19)	(303)	(92)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	65	(106)	(32)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	299	376	116
CASH AND CASH EQUIVALENTS AT END OF PERIOD	364	270	84

*   Representing an amount of less than 1 million.

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

Appendix – Cash generated from operations and supplemental statements

	New Israeli Shekels		Convenience translation into U.S. Dollars (note 2a)
	9 months period ended September 30,
	2020	2021	2021
	(Unaudited)	(Unaudited)	(Unaudited)
	In millions

Cash generated from operations:
Profit for the period	12	38	12
Adjustments for:
Depreciation and amortization	511	535	166
Amortization of deferred expenses - Right of use	23	23	7
Employee share based compensation expenses	8	8	2
Liability for employee rights upon retirement, net	(1)	4	1
Finance costs, net	(1)	(3)	(1)
Lease interest payments	13	14	4
Interest paid	42	43	13
Interest received	(3)	(1)	*
Deferred income taxes	6	12	4
Income tax paid	1	1	*
Changes in operating assets and liabilities:
Decrease (increase) in accounts receivable:
Trade	57	(18)	(6)
Other	3	7	2
Increase (decrease) in accounts payable and accruals:
Trade	(14)	(18)	(6)
Other payables	(22)	21	7
Provisions	(10)	5	2
Deferred revenues from HOT mobile	(23)	(23)	(7)
Other deferred revenues	20	14	4
Decrease in deferred expenses - Right of use	(34)	(42)	(13)
Current income tax	2	6	2
Decrease (increase) in inventories	15	(14)	(4)
Cash generated from operations	605	612	189

*    Representing an amount of less than 1 million.

At September 30, 2021 and 2020, trade and other payables include NIS 124 million ($38 million) and NIS 114 million, respectively, in respect of acquisition of intangible assets and property and equipment; payments in respect thereof are presented in cash flows from investing activities.
These balances are recognized in the cash flow statements upon payment.

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - GENERAL

Partner Communications Company Ltd. ("the Company", "Partner") is a leading Israeli provider of telecommunications services (cellular, fixed-line telephony, internet and television services) under the Partner brand, and cellular services also under the 012 Mobile brand. The Company is incorporated and domiciled in Israel and its principal executive office’s address is 8 Amal Street, Afeq Industrial Park, Rosh-Ha'ayin 48103, Israel.

The Company's share capital consists of ordinary shares, which are traded on the Tel Aviv Stock Exchange Ltd. ("TASE") under the symbol "PTNR". American Depositary Shares ("ADSs"), each representing one of the Company’s ordinary shares, are quoted on the NASDAQ Global Select Market™, under the symbol "PTNR".

This interim condensed consolidated financial statements of the Company as of September 30, 2021, is comprised of the Company and its subsidiaries and consolidated partnerships (the "Group").

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of preparation of the financial statements

This interim condensed consolidated financial statements of the Company as of September 30, 2021 ("the financial statements") has been prepared in accordance with IAS 34, Interim financial reporting. The interim condensed consolidated financial statements should be read in conjunction with the annual financial statements for the year ended December 31, 2020, which have been prepared in accordance with IFRS, as issued by the International Accounting Standards Board (IFRS).

The interim condensed consolidated financial statements has been reviewed, not audited.

The accounting policies applied are consistent with those of the annual financial statements for the year ended December 31, 2020 as described in those annual financial statements.

The preparation of interim condensed consolidated financial statements in conformity with IFRS requires management to make certain estimates and judgments that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Management based such estimates on historical experience, information available at the time, and judgments believed to be reasonable under the circumstances and at such time, including the impact of extraordinary events such as the coronavirus ("COVID-19"). Actual results could differ from those estimates.

See note 12 about the effect of the COVID-19 crisis on the financial statements.

Costs incurred unevenly during the year are brought forward or deferred for interim reporting purposes if, and only if, it is appropriate to bring forward or defer such costs at the end of the reporting year. Income tax for interim periods is included based on the best management estimate of the anticipated average annual tax rate for the entire year.

Convenience translation into U.S Dollars (USD or $): The NIS figures at September 30, 2021 and for the period then ended have been translated into USD using the representative exchange rate of the USD at September 30, 2021 ($1 = NIS 3.229). The translation was made solely for convenience. The translated USD figures should not be construed as a representation that the Israeli currency amounts actually represent, or could be converted into USD.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

(b) Principles of consolidation

The consolidated financial statements include the accounts of the Company and entities controlled by the Company. Control exists when the Company has the power over the investee; has exposure, or rights, to variable returns from involvement in the investee; and has the ability to use its power over the investee to affect its returns. Subsidiaries and partnerships are fully consolidated from the date on which control is transferred to the Company.

Inter-company transactions, balances, income and expenses on transactions between Group companies are eliminated in preparing the consolidated financial statements.

Non-controlling interests in the results and equity of a subsidiary are shown separately in the consolidated statements of profit or loss, statement of comprehensive income, statement of changes in equity and balance sheet respectively.

List of wholly owned Subsidiaries and partnerships:

◾	012 Smile Telecom Ltd.
◾	012 Telecom Ltd.
◾	Partner Land-Line Communication Solutions - Limited Partnership
◾	Partner Future Communications 2000 Ltd. ("PFC")
◾	Get Cell Communication Products Limited Partnership
◾	Partner Business Communications Solution - Limited Partnership – not active

Joint operation: P.H.I. Networks (2015) Limited Partnership

 (c) The following new standards are not effective in 2021

Classifying liabilities as current or non-current

In January 2020, the IASB issued amendment to IAS 1 to specify the requirements for classifying liabilities as current or non-current. The amendments clarify: the definition of a right to defer a settlement, that a right to defer must exist at the end of the reporting period, that classification is unaffected by the likelihood that an entity will exercise its deferral right, that only if an embedded derivative in a convertible liability is itself an equity instrument would the terms of a liability not impact its classification. The amendment is effective for annual periods beginning on or after January 1, 2023. At this stage the Company cannot evaluate the effect of the amendment on the financial statements.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 3 – SEGMENT INFORMATION

	New Israeli Shekels				New Israeli Shekels
	9 months period ended September 30, 2021				9 months period ended September 30, 2020
	In millions (Unaudited)				In millions (Unaudited)
	Cellular segment	Fixed line segment	Elimination	Consolidated	Cellular segment	Fixed line segment	Elimination	Consolidated
Segment revenue - Services	1,258	702		1,960	1,235	641		1,876
Inter-segment revenue - Services	10	90	(100)		12	100	(112)
Segment revenue - Equipment	453	97		550	410	95		505
Total revenues	1,721	889	(100)	2,510	1,657	836	(112)	2,381
Segment cost of revenues - Services	906	716		1,622	960	625		1,585
Inter-segment cost of revenues - Services	90	10	(100)		100	12	(112)
Segment cost of revenues - Equipment	374	58		432	339	61		400
Cost of revenues	1,370	784	(100)	2,054	1,399	698	(112)	1,985
Gross profit	351	105		456	258	138		396
Operating expenses (3)	223	147		370	227	114		341
Other income, net	12	9		21	15	6		21
Operating profit (loss)	140	(33)		107	46	30		76
Adjustments to presentation of segment Adjusted EBITDA
–Depreciation and amortization	310	248			342	192
–Other (1)	4	3			7	2
Segment Adjusted EBITDA (2)	454	218			395	224
Reconciliation of segment subtotal Adjusted EBITDA to profit for the period
Segments subtotal Adjusted EBITDA (2)				672				619
- Depreciation and amortization				(558)				(534)
- Finance costs, net				(50)				(56)
- Income tax expenses				(19)				(8)
- Other (1)				(7)				(9)
Profit for the period				38				12

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 3 – SEGMENT INFORMATION (continued)

	New Israeli Shekels				New Israeli Shekels
	3 months period ended September 30, 2021				3 months period ended September 30, 2020
	In millions (Unaudited)				In millions (Unaudited)
	Cellular segment	Fixed line segment	Elimination	Consolidated	Cellular segment	Fixed line segment	Elimination	Consolidated
Segment revenue - Services	432	240		672	411	220		631
Inter-segment revenue - Services	3	30	(33)		4	32	(36)
Segment revenue - Equipment	136	29		165	134	35		169
Total revenues	571	299	(33)	837	549	287	(36)	800
Segment cost of revenues - Services	291	248		539	320	226		546
Inter-segment cost of revenues - Services	30	3	(33)		32	4	(36)
Segment cost of revenues - Equipment	110	18		128	110	21		131
Cost of revenues	431	269	(33)	667	462	251	(36)	677
Gross profit	140	30		170	87	36		123
Operating expenses (3)	78	49		127	72	39		111
Other income, net	4	2		6	5	3		8
Operating profit (loss)	66	(17)		49	20	*		20
Adjustments to presentation of segment Adjusted EBITDA
–Depreciation and amortization	105	93			113	68
–Other (1)	1	2			1	2
Segment Adjusted EBITDA (2)	172	78			134	70
Reconciliation of segment subtotal Adjusted EBITDA to profit for the period
Segments subtotal Adjusted EBITDA (2)				250				204
- Depreciation and amortization				(198)				(181)
- Finance costs, net				(15)				(24)
- Income tax expenses				(10)				(1)
- Other (1)				(3)				(3)
Profit (Loss) for the period				24				(5)

*      Representing an amount of less than 1 million.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 3 – SEGMENT INFORMATION (continued):

(1) Mainly amortization of employee share based compensation.

(2) Adjusted EBITDA as reviewed by the CODM represents Earnings before Interest (finance costs, net), Taxes, Depreciation and Amortization (including amortization of intangible assets, deferred expenses-right of use and impairment charges) and other expenses (mainly amortization of share based compensation). Adjusted EBITDA is not a financial measure under IFRS and may not be comparable to other similarly titled measures for other companies. Adjusted EBITDA may not be indicative of the Group's historic operating results nor is it meant to be predictive of potential future results. The usage of the term "Adjusted EBITDA" is to highlight the fact that the Amortization includes amortization of deferred expenses – right of use and amortization of employee share based compensation and impairment charges.

(3) Operating expenses include selling and marketing expenses and general and administrative expenses.

NOTE 4 – REVENUES

Disaggregation of revenues:

	9 months ended September 30, 2021 New Israeli Shekels in millions (Unaudited)
	Cellular segment	Fixed-line segment	Elimination	Consolidated
Segment revenue - Services to private customers	699	502	(56)	1,145
Segment revenue - Services to business customers	569	290	(44)	815
Segment revenue - Services revenue total	1,268	792	(100)	1,960
Segment revenue - Equipment	453	97		550
Total Revenues	1,721	889	(100)	2,510

	9 months ended September 30, 2020 New Israeli Shekels in millions (Unaudited)
	Cellular segment	Fixed-line segment	Elimination	Consolidated
Segment revenue - Services to private customers	708	446	(63)	1,091
Segment revenue - Services to business customers	539	295	(49)	785
Segment revenue - Services revenue total	1,247	741	(112)	1,876
Segment revenue - Equipment	410	95		505
Total Revenues	1,657	836	(112)	2,381

Revenues from services are recognized over time. For the 9 months ended September 30, 2020 and 2021 revenues from equipment are recognized at a point of time, except for NIS 9 million and NIS 6 million, respectively, which were recognized over time. Revenues from equipment for the 9 months ended September 30, 2020 and 2021 include revenues from operating leases according to IFRS 16, in an amount of NIS 9 million and NIS 6 million, respectively. Revenues from services for the 9 months ended September 30, 2020 and 2021 include revenues from operating leases according to IFRS 16 in an amount of NIS 54 million and NIS 59 million, respectively.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 5 – LAWSUITS AND LITIGATIONS

A.	Claims

Total provision recorded in the financial statements in respect of all lawsuits against the Group amounted to NIS 16 million at Sep 30, 2021. Provisions regarding the claims below were recognized when appropriate according to the Company's accounting policy.

Described below are the main litigation and claims against the Group:

1.	Consumer claims

This category includes class actions and motions for the recognition of these lawsuits as class actions with respect to, among others, alleged claims regarding charges and claims regarding alleged breach of the Consumer Protection Law, the Privacy Protection Law, the Communications Law (Telecommunications and Broadcasting), license provisions, other legal provisions and engagement agreements with customers.

Described hereunder are the outstanding consumer class actions and motions for the recognition of these lawsuits as class actions, detailed according to the amount claimed, as of the date of approval of these financial statements:

Claim amount	Number of claims	Total claims amount (NIS million)
Up to NIS 100 million	15	338
NIS 101 - 400 million	6	1,382
NIS 401 million - NIS 1 billion	1	1,000
Unquantified claims	11	-
Total	33	2,720

With respect to one unquantified claims mentioned in the table above, the parties reached settlement agreements or withdrawals and the Court has yet to rule on the matter.

With respect to one claim mentioned in the table above in a total amount of NIS 400 million, in December 2020, the applicants notified that they wish to withdraw from the proceedings and the Court has yet to rule on the matter.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

  NOTE 5 – LAWSUITS AND LITIGATIONS (continued)

A.	Claims (continued)

1.	Consumer claims (continued)

With respect to five claims mentioned above, the Court has approved these claims as class actions as follows:

1.
On November 12, 2015, a claim and a motion to certify the claim as a class action were filed against Partner. The claim alleges that Partner required their customers to purchase a Smartbox device which is terminal equipment as a condition for using its fixed-line telephony services, an action which would not be in accordance with the provisions of its licenses. The total amount claimed against Partner is estimated by the plaintiff to be approximately NIS 116 million. In February 2019, the Court approved the request to certify the claim as a class action with certain changes. In March 2019, Partner filed an appeal of this decision. In February 2020, the Supreme Court dismissed the appeal request that was filed and the claim was reverted back to the District Court and the proceedings have resumed. Partner estimates that the claim will not have a material effect on the Company's financial statements.

2.
On November 12, 2015, a claim and a motion to certify the claim as a class action were filed against 012 Smile. The claim alleges that 012 Smile required their customers to purchase a Smartbox device which is terminal equipment as a condition for using its fixed-line telephony services, an action which would not be in accordance with the provisions of its licenses. The total amount claimed against 012 Smile is estimated by the plaintiff to be approximately NIS 64 million. In February 2019, the Court approved the request to certify the claim as a class action with certain changes. In March 2019, the Company filed an appeal of this decision. In February 2020, the Supreme Court dismissed the appeal request that was filed and the claim was reverted back to the District Court and the proceedings have resumed. The Company estimates that the claim will not have a material effect on the Company's financial statements.

3.
On April 21, 2016, a claim and a motion to certify the claim as a class action were filed against 012 Smile. The claim alleges that the infrastructure included in the 012 Smile's plans does not support data speeds that the Company publishes to its customers. The total amount claimed against the Company if the lawsuit is certified as a class action was not stated by the plaintiffs. In January 2021, the Court approved the motion and recognized the lawsuit as a class action. The Company estimates that the claim will not have a material effect on the Company's financial statements.

4.
On November 13, 2017, a claim and a motion to certify the claim as a class action were filed against Partner and 012 Smile (initially the motion was filed only against 012 Smile). The claim alleges that Partner and 012 Smile charged their customers for incoming calls while they are abroad, without the calls for which they were charged being made, and without them having given a call forwarding provision. The total amount claimed is estimated by the plaintiff to be approximately NIS 53 million against Partner and approximately NIS 10 million against 012 Smile. In January 2021, the District Court approved the motion against Partner and recognized the lawsuit as a class action and dismissed the motion against 012 Smile. The Company estimates that the claim will not have a material effect on the Company's financial statements.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

  NOTE 5 – LAWSUITS AND LITIGATIONS (continued)

1.	Consumer claims (continued)

5.
On February 28, 2017, a claim and a motion to certify the claim as a class action were filed against the Company. The claim alleges that the Company charged its cellular service customers who entered into agreements for fixed periods, a higher rate than agreed without receiving prior written notice. The total amount claimed from the Company was estimated by the plaintiffs to be approximately NIS 4.176 million. In March 2021, the Court approved the motion and recognized the lawsuit as a class action. In June 2021, the Company filed an appeal of this decision. The Company estimates that the claim will not have a material effect on the Company's financial statements.

With respect to nine additional claims (not included in the table above), the court approved settlement agreements and withdrawals which the Company is implementing.

2.	Other claims

In addition to all the above mentioned claims the Group is a party to various claims arising in the ordinary course of its operations.

B.	Contingencies in respect of building and planning procedures

Section 197 of the Building and Planning Law states that a property owner has the right to be compensated by a local planning committee for reductions in property value as a result of a new building plan.

In January 2006, the Non-ionizing Radiation Law was published, amending the Planning and Building Law so that local Planning and Building committees must require indemnification letters against reduction in property value from the cellular operators requesting building permits.

Accordingly, on January 3, 2006, the National Council for Planning and Building published an interim decision conditioning the issuance of building permits for cell site permits by local planning and building councils upon provision of a 100% indemnification undertaking by the cellular operators. This decision shall remain in effect until it is replaced with an amendment to the National Zoning Plan 36. Between January 3, 2006 and June 30, 2021 the Company provided the local authorities with 423 indemnification letters as a pre-condition for obtaining building permits.

In case the Company shall be required to make substantial payments under the indemnity letters, it could have an adverse effect on the Company's financial results.

According to the company’s management estimation and based on its legal counsel, a provision in the financial statement was not included.

The Company assumes that the requirement to provide indemnification letters might require it to change locations of sites to different, less suitable locations and to dismantle some of its sites. These changes in the deployment of the sites might have an adverse effect on the extent, quality and capacity of the network coverage.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

  NOTE 5 – LAWSUITS AND LITIGATIONS (continued)

C.	Investigation by the Israeli Tax Authority

The Israeli Tax Authority is conducting an investigation that involves document collection and the questioning of among others, several Company employees, both past and current. The investigation is seeking to determine whether there have been violations of the Eilat Free Trade Zone (Tax Exemptions and Reductions) - 1985 Law regarding the sale of cellular phones in the city of Eilat. The Company is fully cooperating with the Israeli Tax Authority. At this stage, the Company is unable to estimate the impact of the investigation on the Company, its results and its condition, if any.

NOTE 6 – EQUITY AND SHARE BASED PAYMENTS

Share based compensation to employees – share options

The share options and restricted shares are subject to the 2004 Equity Incentive Plan (the Plan) that provides for the share options dividend adjustment mechanism and the cashless exercise.

During the nine months ended September 30, 2021 2,870,072 share options and 599,029 restricted shares were granted to senior officers and employees of the Company following the approval of the Company's Board of Directors. The share options weighted average fair value using the Black & Scholes option-pricing model – per option was NIS 4.41. The weighted average of the assumptions used are: expected volatility 40.94%, risk-free rate 0.262%, expected life 3.2 years.

During the nine months ended September 30, 2021 407,393 shares have been issued upon exercise of share options and vesting of restricted shares under the Plan.

Through September 30, 2021 – 38,978,502 share options have been granted to the Group's senior officers and employees pursuant to the Plan, of which 9,205,392 remained outstanding; and 6,506,638 restricted shares have been granted to the Group's senior officers and employees pursuant to the Plan, of which 1,202,427 remained outstanding.

NOTE 7 – INVENTORY

	New Israeli Shekels
	December 31,	September 30,
	2020	2021
	In millions
Handsets and devices	36	41
Accessories and other	9	12
Spare parts	20	21
ISP modems, routers, servers and related equipment	12	17
	77	91

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 8 - TRANSACTIONS AND BALANCES WITH RELATED PARTIES

a.	Key management compensation amounted NIS 27 million for the nine months ended September 30, 2021.

b.	In the ordinary course of business, key management or their relatives may have engaged with the Company with immaterial transactions that are under normal market conditions.

NOTE 9 – PRINCIPAL SHAREHOLDER

Principal shareholder: S.B. Israel Telecom, an affiliate of Saban Capital Group LLC, a private investment firm, based in Los Angeles, California, specializing in the media, entertainment and communications industries, is the registered owner of the shares in the Company’s share register. On November 11, 2019, S.B. Israel Telecom filed an amendment to its Schedule 13D with the SEC stating that it had no sole or shared voting or dispositive power over any shares of the Company, and that as a result of the Receiver Appointment (as defined in the filed amendment), as of November 12, 2019, the Reporting Persons (as defined in the filed amendment) ceased to beneficially own any ordinary shares of the Company. On November 12, 2019, the District Court of Tel Aviv ("the Court") issued a court order ("the Court Order") under which attorney Ehud Sol (the “Receiver") was appointed as receiver for 49,862,800 of the Company's shares, representing as of March 1, 2021, approximately 27.12% of our issued and outstanding share capital and the largest block of shares held by a single shareholder. The shares (the “Pledged Shares”) had been purchased by S.B. Israel Telecom Ltd. ("S.B. Israel Telecom") from Advent Investments Pte Ltd (“Advent”) in 2013; in connection with the purchase, S.B. Israel Telecom assumed certain debt owed to Advent, and agreed that such debt would be secured by, among other things, the Pledged Shares. S.B. Israel Telecom defaulted on the payment, and on November 11, 2019, consented to enforcement and foreclosure proceedings with respect to the Pledged Shares.  The Court Order was issued due to an application filed by Advent ("Advent's Application") and granted the Receiver substantial rights related to the Pledged Shares, including the right to participate in our shareholders’ meetings, to vote the Pledged Shares, to receive dividends, and any contractual right related to the Pledged Shares, although as noted below, the Receiver may not sell or transfer the Pledged Shares without the Court’s approval.  Without derogating from those rights of the Receiver, S.B. Israel Telecom remains the holder of legal title to the Pledged Shares. On December 9, 2019, the Ministry of Communications granted, within its powers, a permit to the Receiver to exercise means of control of the Company by himself. As a result, the Receiver has the power to substantially influence the nomination of the Company’s Board of Directors and to play a preponderant if not decisive role in other decisions taken at meetings of our shareholders. The Receiver is expected to hold such rights until the Pledged Shares are sold or transferred to Advent, actions that would require the Court’s approval according to the Court Order and Advent's Application. S.B. Israel Telecom has agreed that it would not raise an objection to such a transfer to Advent if it occurs within 9 months of November 11, 2019, the date of its consent; On December 9, 2020, Advent submitted an application to exercise means of control of the Company, but to the best of the Company's knowledge, such application has not yet been answered. The Receiver is to exercise the rights associated with the Pledged Shares based on its judgment and subject to the Court’s orders and approvals. The Receiver is not obligated to exercise such rights in the best interests of the Company or its shareholders.

On November 24, 2021 the Advocate Ehud Sol, as the permanent receiver over 49,862,800 of the Company’s shares held by S.B. Israel Telecom Ltd. (“SBIT”), that constitute approximately 27% of the Company’s issued and outstanding share capital (the “Shares”), notified SBIT and the Company (the “Notice”), that he received on said date an offer to purchase the Shares from a group of parties led by the Phoenix group, Mr. Avi Gabbay and Mr. Shlomo Rodav (the “Offeror”), on an “as is” basis, in consideration for US $ 300,000,000 (the “Offer) and that he supports the Offer and will apply to the Tel Aviv District Court in front of which the receivership proceedings are being conducted (the “Court”) for its approval. Such request for approval has been submitted to the Court on November 28, 2021.Additionally, the holders of the Fixed Rate Secured Notes of SBIT have informed Advocate Ehud Sol that they support the Offer.

According to the Notice, several Israeli institutional investors are joining the Offeror, and their payment commitments under the Offer are backed by a guarantee of entities in the Phoenix group.

The Notice states that the Offer includes customary closing conditions, including approval of the transaction by the Court and by the Ministry of Communications and the Competition Authority, and must close within 120 days of the date of the Court approval, with the Offeror having an option to extend by an additional 30 days, otherwise the transaction will terminate.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 10 – SEASONALITY

The Company's service revenues and profitability show some seasonal trends over the year, resulting mainly from revenues from roaming services, which generally tend to increase during Jewish holiday periods (generally in the second and fourth quarters) and during the summer months. Therefore the financial results for the nine months ended September 30, 2021 may not necessarily be an indication of the financial results for the year ended December 31, 2021. See also note 12 with respect to the COVID-19 crisis.

NOTE 11 – FINANCIAL COVENANTS

In 2019, the Company issued in a private placement 2 series of untradeable option warrants that are exercisable for the Company's Series G debentures. The exercise period of the first series is between July 1, 2019 and May 31, 2020 and of the second series is between July 1, 2020 and May 31, 2021. The Series G debentures that allotted upon the exercise of an option warrant are identical in all their rights to the Company's Series G debentures immediately upon their allotment, and are entitled to any payment of interest or other benefit, the effective date of which is due after the allotment date. The total amount received by the Company on the allotment date of the option warrants is NIS 37 million. Following exercise of option warrants from the first series, the Company issued Series G Notes in a total principal amount of NIS 225 million. Following exercise of option warrants from the second series in July 2020, November 2020 and May 2021, the Company issued Series G Notes in a principal amount of NIS 12.2 million, NIS 62.2 million and NIS 26.5 million, respectively. The issuance in May 2021 was the final exercise of option warrants from the second series.

Regarding Series F Notes, Series G Notes and borrowings P and Q, the Company is required to comply with a financial covenant that the ratio of Net Debt to Adjusted EBITDA shall not exceed 5. Compliance will be examined and reported on a quarterly basis. For the purpose of the covenant, Adjusted EBITDA is calculated as the sum total for the last 12 month period, excluding adjustable one-time items. As of September 30, 2021, the ratio of Net Debt to Adjusted EBITDA was 0.8.

Additional stipulations mainly include:

Shareholders' equity shall not decrease below NIS 400 million and no dividends will be declared if shareholders' equity will be below NIS 650 million regarding Series F notes and borrowing P.  Shareholders' equity shall not decrease below NIS 600 million and no dividends will be declared if shareholders' equity will be below NIS 750 million regarding Series G notes. The Company shall not create floating liens subject to certain terms. The Company has the right for early redemption under certain conditions. With respect to notes payable series F and series G: the Company shall pay additional annual interest of 0.5% in the case of a two-notch downgrade in the Notes rating and an additional annual Interest of 0.25% for each further single-notch downgrade, up to a maximum additional interest of 1%; the Company shall pay additional annual interest of 0.25% during a period in which there is a breach of The financial covenant; debt rating will not decrease below BBB- for a certain period. In any case, the total maximum additional interest for Series F and G, shall not exceed 1.25% or 1%, respectively.

The Group was in compliance with the financial covenants and the additional stipulations for the period ended September, 2021.

The COVID-19 crisis (see note 12) did not affect the Company's compliance with the financial covenants. In addition, liquidity was not materially affected.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 12 – COVID-19

The coronavirus ("COVID-19") crisis began to have a harmful effect on the Company's business from the beginning of March 2020, due in particular to the significant fall in the volume of international travel by the Company's customers which caused a very significant decrease in revenues from roaming services. In addition the closure of shopping malls for limited periods during 2020 and during the first quarter of 2021 and changes in general consumer behavior negatively affected the volume of sales of equipment, and the increase in the number of people working from home caused increases in internet traffic and in demand for customer services.

Beginning in the second quarter of 2021, shopping malls reopened and the extent of general domestic economic activity largely returned to levels experienced prior to the COVID-19 crisis. Regarding roaming services, revenues from roaming services began to moderately increase in the second quarter of 2021 as a result of a moderate increase in the volume of international travel by the Company’s customers. In the third quarter of 2021, revenues from roaming services increased further, largely reflecting the seasonal impact of the summer and Jewish holiday period. However, as of the date of approval of these financial statements, revenues from roaming services continue to be significantly restrained by the COVID-19 crisis worldwide.

NOTE 13 – REGULATORY DEVELOPMENTS

a.
The results for the nine months ended September 30, 2021 include a provision for the Company’s contribution to the government-mandated fiber incentive fund in an amount of NIS 9 million. The purpose of the fund, which is funded by telecoms infrastructure and service providers, is to provide an incentive for telecoms operators (excluding Bezeq and its Group members) to deploy fiber-optic infrastructure in areas which are not included in the committed areas of Bezeq’s fiber-optic roll-out plan as provided to the Ministry of Communications. In October 2021, the Ministry of Communications notified the Company that its first annual payment to the fund was to be NIS 12 million, to be paid by the end of the year, and therefore a further NIS 3 million shall be recognized during the final quarter of the year.

b.
In October 2021 the Company received a letter from the MOC confirming that the Company has met the criteria entitling it to a grant for deployment of its 5G network. The grant sum is NIS 37 million. The Grant shall be paid in accordance with the schedule set out in the license and after the Company has paid the 5G license fee, expected in 2022. Since the MOC has confirmed entitlement to the grant and the reception of the grant is subject only to the Company's payment of the 5G license fee, which is under the Company's control, the grant was recognized in its entirety as by Sep 30, 2021 under other non-current receivables against a reduction in property and equipment in its present value amount of NIS 36 million.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 14 – SUBSEQUENT EVENT

a.
On November 14, 2021, P.H.I. Networks (2015) a Limited Partnership, held by the Company at a rate of 50%, entered into a framework agreement with Pelephone Communications Ltd. and Cellcom Israel Ltd, to expand the cooperation between the parties in the field of passive infrastructure sharing for cellular sites, which will allow for the unification of existing and new passive infrastructures for cellular sites, and may lead to cost and investment savings entailed in establishing passive infrastructures for cellular sites. A pre-condition for the agreement to enter into force is the receipt of the approvals required by law. There is no certainty that such approvals will be received.

b.	Regarding to the principal shareholder (see also note 9).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd.

By:	/s/ Tamir Amar
Name: Tamir Amar
Title: Deputy CEO & Chief Financial Officer

Dated: December 22, 2021